FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of January 2003

The "Shell" Transport and Trading Company, Public Limited Company

Translation of registrant?s name into English

Shell Centre, London SE1

(Address of principal executive offices)

The following is the text of an announcement released to the London Stock Exchange by The "Shell" Transport and Trading Company, p.l.c. on 28th January 2003.

The "Shell" Transport and Trading Company, p.l.c. has today, 28 January 2003, received a notification dated 27 January 2003 from Legal & General Investment Management Limited ("L&G") pursuant to Part VI of the Companies Act 1985 that L&G has an interest in 323,116,465 Ordinary shares of 25p each in the Company being 3.34 per cent of the issued Ordinary share capital held as follows:

No. of Shares

HSBC Global Custody Nominee (UK) Ltd A/C 914945	1,258,407
HSBC Global Custody Nominee (UK) Ltd A/C 775180	919,000
HSBC Global Custody Nominee (UK) Ltd A/C 775210	230,000
HSBC Global Custody Nominee (UK) Ltd A/C 775229	320,000
HSBC Global Custody Nominee (UK) Ltd A/C 886603	20,065,679
HSBC Global Custody Nominee (UK) Ltd A/C 775245	45,136,720
HSBC Global Custody Nominee (UK) Ltd A/C 130007	1,088,475
HSBC Global Custody Nominee (UK) Ltd A/C 770286	1,226,400
HSBC Global Custody Nominee (UK) Ltd A/C 357206	231,046,997
HSBC Global Custody Nominee (UK) Ltd A/C 866197	1,344,692
HSBC Global Custody Nominee (UK) Ltd A/C 904332	826,800
HSBC Global Custody Nominee (UK) Ltd A/C 916681	514,900
HSBC Global Custody Nominee (UK) Ltd A/C 754612	3,111,000
HSBC Global Custody Nominee (UK) Ltd A/C 361602	130,000
HSBC Global Custody Nominee (UK) Ltd A/C 282605	6,165,487
HSBC Global Custody Nominee (UK) Ltd A/C 360509	9,539,425
HSBC Global Custody Nominee (UK) Ltd A/C 766793	192,483

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised

The "Shell" Transport and Trading Company, Public Limited Company (Registrant)
By G J West (Assistant Company Secretary)
Date: February 3, 2003